P.E. 1/25/02

1-14534

02012216

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 2 8 2002
WASH. D.C. 316

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 25, 2002

Precision Drilling Corporation
4200, 150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7

(Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ____________ Form 40-F ✓

(Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934)

Yes ____________ No ✓

(If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82)

N/A

PROCESSED
FEB 0 6 2002
THOMSON
FINANCIAL

PRECISION DRILLING CORPORATION

Precision Drilling

NEWS RELEASE

Calgary, Alberta, Canada – January 23, 2002

PRECISION DRILLING CORPORATION
2001 YEAR END RESULTS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation ("Precision") intends to release its 2001 year end results at approximately 6:00 a.m. MST on Thursday, February 14, 2002 and has scheduled a conference call and webcast to begin promptly at 12:00 Noon MST on the same day.

Thursday February 14, 2002 at 12:00 Noon MST
Conference call dial in number is 1-888-881-4892

A live webcast of the conference call will be accessible on Precision's website at www.precisiondrilling.com by selecting Investor Relations, with an archived version available after the call ends.

An archived recording of the conference call will be available approximately one hour after the completion of the call until February 21, 2002 by dialing 1-877-289-8525, passcode 168379#

Precision Drilling Corporation is listed on The Toronto Stock Exchange under the trading symbol "PD" and on the New York Stock Exchange under the trading symbol "PDS".

For further information please contact Gene C. Stahl, Investor Relations, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone (403) 716-4500; Fax (403) 264-0251; website: www.precisiondrilling.com

CONFCAL2.WPD

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile: 403.716.4869
www.precisiondrilling.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION DRILLING CORPORATION

Per: ______________________

Jan Campbell
Corporate Secretary

Date: January 25, 2002